EXHIBIT 21

SUBSIDIARIES & AFFILIATES

Certain subsidiaries and affiliates of the Registrant and their subsidiaries are listed below. The names of certain subsidiaries, which considered in the aggregate would not constitute a significant subsidiary, have been omitted.

Subsidiary Name	Domiciled	Date of Incorporation
Ross Procurement, Inc.	Delaware	November 22, 2004
Ross Merchandising, Inc.	Delaware	January 12, 2004
Ross Dress for Less, Inc.	Virginia	January 14, 2004
Retail Assurance Group, Ltd.	Hawaii	October 15, 1991